                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   August, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: DISTRIBUTION OF 16,814 SHARES TO BENEFICIARIES OF
                               -------------------------------------------------
                               THE AMVESCAP EMPLOYEE STOCK OWNERSHIP PLAN
                               ------------------------------------------

AMVESCAP PLC
278075
IMMEDIATE RELEASE  2 AUGUST 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 1 August 2001, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") distributed 16,814 shares to beneficiaries of the AMVESCAP Employee Stock Ownership Plan. None of the distributions were made to any director of AMVESCAP PLC. The Company was notified of these transactions on 1 August 2001.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.











2 AUGUST 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 2 AUGUST, 2001                        By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary